UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Dover Motorsports, Inc.

(Name of Subject Company)

SPEEDCO II, INC.,

(Offeror)

SPEEDWAY MOTORSPORTS, LLC, and

(Parent of Offeror)

SONIC FINANCIAL CORPORATION

(Indirect and Ultimate Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.10 per share

(Title of Class of Securities)

260174107

(CUSIP Number of Class of Securities)

Class A common stock, par value $0.10 per share

(Title of Class of Securities)

260174DM

(CUSIP Number of Class of Securities)

J. Cary Tharrington, IV

Executive Vice President, Secretary and General Counsel

Speedway Motorsports, LLC

5401 East Independence Boulevard

Charlotte, North Carolina 28212

Tel: (704) 455-3239

(Name, address and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

James N. Greene III, Esq.

Parker Poe Adams and Bernstein LLP

620 South Tryon Street, Suite 800

Charlotte, North Carolina 28202

Tel: (704) 372-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$131,489,164	$12,190
*

Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 17,913,616 shares of issued and outstanding common stock, par value $0.10 (the “Common Stock”), of Dover Motorsports, Inc., a Delaware corporation (“Dover”), which includes 509,200 shares of restricted stock, and (b) 18,509,975 shares of issued and outstanding class A common Stock, par value $0.10 (the “Class A Stock”, and together with the Common Stock, the “Shares”), of Dover multiplied by the offer price of $3.61 per Share. The calculation of the filing fee is based on information provided by Dover as of November 23, 2021.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2022 issued August 23, 2021, by multiplying the transaction value by 0.0000927.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$12,190	Filing Party:	Speedway Motorsports, LLC, Speedco II, Inc., and Sonic Financial Corporation
Form or Registration No:	SC TO-T	Date Filed:	November 23, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2021, and amended and supplemented by Amendment No. 1 filed with the SEC on December 1, 2021, Amendment No. 2 filed with the SEC on December 13, 2021, and Amendment No. 3 filed with the SEC on December 14, 2021 (the “Schedule TO”) by Speedco II, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Speedway Motorsports, LLC (“Speedway”), a Delaware limited liability company and an indirect wholly owned subsidiary of Sonic Financial Corporation (“SFC”), a North Carolina corporation, for any and all of the outstanding shares of (i) common stock, par value $0.10 per share (“Common Stock”), and (ii) class A common stock, par value $0.10 per share (“Class A Stock”, and together with the Common Stock, the “Shares”) of Dover Motorsports, Inc., a Delaware corporation (“Dover”), at a price of $3.61 per Share, without interest, net to the seller in cash, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 2021 (the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference to the extent stated herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9 and Item 11

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled one minute following 11:59 p.m. (12:00 midnight) New York City time, on Tuesday, December 21, 2021. The Depositary has indicated that as of the Expiration Time, a total of 32,932,500 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were received by the Depositary, but which Shares such Notices of Guaranteed Delivery represent were not yet delivered to the Depositary) have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 90.5% of the outstanding Shares as of the Expiration Time. In addition, Notices of Guaranteed Delivery have been delivered with respect to 297,952 Shares, representing approximately 0.8% of the outstanding Shares. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the Dover stockholders pursuant to Section 251(h) of the DGCL. Accordingly, Speedway and Purchaser expect to consummate the Merger on Wednesday, December 22, 2021 pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, in the Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned by Dover as treasury stock, (ii) owned by Purchaser or irrevocably accepted for purchase by Purchaser in the Offer, or (iii) held by Dover’s stockholders who are entitled to and properly demand and do not lose or withdraw their appraisal rights under the DGCL) will be converted automatically into the right to receive the Offer Price in cash, without interest and subject to any required withholding of taxes. Following the Merger, all Shares will be delisted from the NYSE and deregistered under the Exchange Act.

On Wednesday, December 22, 2021, Dover and Speedway issued a joint press release relating to the expiration and results of the Offer and the expected consummation of the Merger. The full text of the joint press release is attached as Exhibit (a)(5)(B) hereto.”

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)+	Offer to Purchase, dated November 23, 2021.

(a)(1)(B)+	Letter of Transmittal, dated November 23, 2021.

(a)(1)(C)+	Notice of Guaranteed Delivery, dated November 23, 2021.

(a)(1)(D)+	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 23, 2021.

(a)(1)(E)+	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 23, 2021.

(a)(1)(F)+	Summary Advertisement, as published in the Wall Street Journal on November 23, 2021.

(a)(5)(A)	Joint press release issued by Speedway Motorsports, LLC, and Dover Motorsports, Inc., dated November 8, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K by Dover Motorsports, Inc., filed on November 9, 2021).

(a)(5)(B)*	Joint press release issued by Speedway Motorsports, LLC and Dover Motorsports, Inc., dated December 22, 2021.

(b)(1)+	Second Amended and Restated Credit Agreement, dated as of September 17, 2019, by and among Speedway and Speedway Funding LLC, as borrowers, certain subsidiaries of Speedway, as guarantors, and Bank of America N.A., as a lender and as agent for the other lenders thereunder, as amended by Amendment No. 1 thereto, dated as of August 25, 2020, Amendment No. 2 thereto, dated as of May 12, 2021, and Amendment No. 3 thereto, dated as of November 19, 2021 (collectively, the “Speedway Credit Agreement”).

(b)(2)+	Amendment No. 4 to the Speedway Credit Agreement, dated as of December 14, 2021.

(d)(1)	Agreement and Plan of Merger, dated as of November 8, 2021 by and among Speedway Motorsports, LLC, Speedco II, Inc., and Dover Motorsports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Dover Motorsports, Inc. filed on November 9, 2021).

(d)(2)	Tender and Support Agreement, dated as of November 8, 2021, by and among Speedway Motorsports, LLC, Speedco II, Inc., Henry B. Tippie, individually and as trustee of the RMT Trust, Jeffrey W. Rollins, Gary W. Rollins, the RMT Trust, Mike Tatoian, Tim Horne, Tom Wintermantel, Denis McGlynn, Louise McGlynn, Patrick Bagley, Nevada Oversight, Inc. as trustee of the Marital Trust held under the R. Randall Rollins 2012 Trust, and Radcliffe Hastings (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dover Motorsports, Inc. filed on November 9, 2021).

(d)(3)+	Confidentiality Agreement, dated July 20, 2021, by and between Dover Motorsports, Inc. and Speedway Motorsports, LLC.

+	Previously filed.
*	Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPEEDWAY MOTORSPORTS, LLC

By:	/s/ William R. Brooks
	Name:	William R. Brooks
	Title:	Vice Chairman, Chief Financial Officer and Treasurer

SPEEDCO II, INC.

By:	/s/ William R. Brooks
	Name:	William R. Brooks
	Title:	Vice Chairman, Chief Financial Officer and Treasurer

SONIC FINANCIAL CORPORATION

By:	/s/ William R. Brooks
	Name:	William R. Brooks
	Title:	Vice President and Chief Financial Officer

Dated: December 22, 2021